FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of June, 2010

MAGAL SECURITY SYSTEMS LTD.
(Translation of Registrant’s Name into English)

P.O. Box 70, Industrial Zone, Yahud 56100 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-96929, 333-127340 and 333-164696.

Magal Security Systems Ltd.

EXPLANATORY NOTE

The following exhibit is attached:
99.1    Magal Announces Receipt of a Request to Convene an Extraordinary General Meeting of Shareholders to Elect a New Slate of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2010

MAGAL SECURITY SYSTEMS LTD. (Registrant)

By:	/s/ Eitan Livneh
Eitan Livneh
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Magal Announces Receipt of a Request to Convene an Extraordinary General Meeting of Shareholders to Elect a New Slate of Directors